Mail Stop 3561

      						January 19, 2006


Via U.S. Mail and Fax (714) 427-3013

Mr. Jack D. Massimino
Chief Executive Officer and President
Corinthian Colleges, Inc.
6 Hutton Centre Drive
Suite 400
Santa Ana, CA 92707

	RE:	Corinthian Colleges, Inc.
      Form 10-K for the fiscal year ended June 30, 2005
		Filed September 13, 2005
		File No. 0-25283

Dear Mr. Massimino:

      We have reviewed your response letter dated December 21,
2005
and have the following comments. We have limited our review to only the issues addressed below and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange
Act of 1934. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Management`s Discussion and Analysis

Restatement of Previously Issued Consolidated Financial
Statements,
page 38

1. Refer to your response to comment 2. Please tell us the basis for your belief that both the mid-month and daily convention are acceptable methods. Please tell us how you came to the conclusion that only the monthly convention was insufficiently granular to provide an estimate of revenue in light of your response to comment
21 in which you state that you did not compute the difference between the mid-month and daily methods.

Results of Operations, page 43

2. Refer to your response to comment 5. Please revise page 4 to include the discussion included in your response regarding online courses being more of a convenience and scheduling option rather than as a growth strategy. Also, if you continue to focus on the number of "exclusively online students" and the growth in the number of these students, we continue to believe that you should expand MD&A to quantify the impact of online enrollment on your revenues from traditional classroom programs. Please revise or advise in detail.

3. Refer to your response to comment 8. We note that corporate allocations are an integral component in the computation of financial responsibility ratios for your schools and that you rely on DOE programs for revenue recognition for most of your revenues. Due to the materiality of the various financial aid programs with the DOE, please provide a critical accounting policy for the computation of these ratios and how your corporate allocations impact the compliance for individual schools.

4. Refer to your response to comment 16. We note in your response that you have experienced "untimely processing of financial aid packaging" and that "if students discontinue their education prior to disbursement of financial aid funds to the schools, the schools are generally prohibited by federal regulations from collecting federal financial aid for those students". Please tell us how you evaluated the criteria in SAB 104 with regard to revenues recognized prior to the completion of financial aid packages.


   *    *    *

      As appropriate, please amend your Forms 10-K and 10-Q and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Claire DeLabar, Staff Accountant, at (202)
551-
3349 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

							Sincerely,



							Larry Spirgel
							Assistant Director



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Mr. Jack D. Massimino
Corinthian Colleges, Inc.
January 19, 2006
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